Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063	T: 650.752.3100 F: 650.472.6021 goodwinprocter.com

September 8, 2020

VIA EDGAR and federal express

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ribbit LEAP, Ltd. Registration Statement on Form S-1 Submitted August 25, 2020 CIK No. 0001818346

Ladies and Gentlemen:

This letter is being submitted on behalf of Ribbit LEAP, Ltd. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on August 25, 2020 (the “Registration Statement”), delivered verbally to Goodwin Procter LLP, the Company’s outside counsel, on September 8, 2020 (the “Comment Letter”).

Defined terms used herein but not otherwise defined shall have the meaning set forth in the Registration Statement, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement filed on Form S-1

We respectfully advise the Staff that the Company confirms the anti-dilution protection for the Class B ordinary shares and Class L ordinary shares has been eliminated. Except in connection with a subdivision, share dividend, reorganization, recapitalization or the like, the conversion ratio of the Class B ordinary shares and Class L ordinary shares will in no event exceed one-to-one.

We respectfully advise the Staff that the Company has revised the risk factor starting on Page 65, titled: “We may issue additional Class A ordinary shares or preference shares to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. We may also issue Class A ordinary shares upon the conversion of the founder shares at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions contained in our amended and restated memorandum and articles of association. Any such issuances would dilute the interest of our shareholders and likely present other risks”, to remove references to potential increases to the conversion ratio of the Class B ordinary shares to greater than one-to-one as a result of anti-dilution provisions in the Company’s amended and restated memorandum and articles of association (the “Charter”). We respectfully advise the staff that we have revised the Registration Statement to remove other erroneous references to potential anti-dilution adjustments that could result in the conversion ratio of the Class B ordinary shares to greater than one-to-one on pages 84 and 101.

Division of Corporation Finance

September 8, 2020

We respectfully advise the staff that references on page 28 and elsewhere in the Registration Statement that upon any Strategic Transaction consummated before the one year anniversary of the Company’s initial business combination that results in an effective price of at least $15.00 per Class A ordinary share, which is defined as a Qualifying Strategic Transaction in the Charter, the conversion ratio of Class L ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of Class A ordinary shares issued and outstanding upon the consummation of the Company’s initial public offering (the “Offering”), including the Class A ordinary shares issuable upon conversion of the Class B ordinary shares and the Class A ordinary shares issuable upon conversion of the Class L ordinary shares, are appropriate because such adjustment to the conversion ratio of the Class L ordinary shares would necessarily reduce such conversion ratio to less than one-to-one. As described in the Registration Statement, if all of the Class L ordinary shares convert to Class A ordinary shares, the sponsor would own in the aggregate 30% of the outstanding Class A ordinary shares after the consummation of the Offering. If the conversion ratio of the Class L ordinary shares is adjusted as described in connection with a Qualifying Strategic Transaction, the Class L ordinary share conversion ratio would be adjusted to a number less than one-to-one such that the sponsor would own only 20% of the outstanding Class A ordinary shares after the consummation of the Offering.

Amended and Restated Memorandum and Articles of Association

We respectfully advise the Staff that the definition of Class L Conversion Share Amount as used in the Charter does not reflect a potential anti-dilution adjustment. There are currently 12,777,778 Class L ordinary shares issued and outstanding, up to 1,666,667 shares of which are subject to forfeiture if the underwriters do not exercise their over-allotment option. The purpose of the formula included in the definition of Class L Conversion Share Amount is to track the number equal to 1/4th of Class L ordinary shares that would be outstanding following the Offering after giving effect to any forfeiture of Class L ordinary shares as result of any failure of the underwriters to exercise their over-allotment option in-full. For Example:

•	If the underwriters do not exercise any portion of their over-allotment option, there will be 35,000,000 Public Shares (as defined in the Charter) and 3,888,889 Class B ordinary shares issued and outstanding following the consummation of the Offering. Accordingly, the definition of Class L Conversion Share Amount would equal 2,777,777.75, which equals ¼ of the Class L ordinary shares that would be issued and outstanding following the consummation of the Offering after giving effect to the required forfeiture of Class L ordinary shares.

Division of Corporation Finance

September 8, 2020

•	If the underwriters exercise their over-allotment option in-full, there will be 40,250,000 Public Shares (as defined in the Charter) and 4,472,222 Class B ordinary shares issued and outstanding following the consummation of the Offering. Accordingly, the definition of Class L Conversion Share Amount would equal 3,194,444.5, which equals ¼ of the Class L ordinary shares that would be issued and outstanding following the consummation of the Offering.

We respectfully advise the Staff that the definition of Class B Director Threshold as used in the Charter does not reflect a potential anti-dilution adjustment. The definition of Class B Director Threshold is used in the Charter only to determine the number of Class A ordinary shares, including any Class A ordinary shares issuable upon conversion of Class B ordinary shares and Class L ordinary shares, that the sponsor must hold to retain its right to appoint 1/5th of the Company’s post-business combination directors. There are currently 4,472,222 Class B ordinary shares issued and outstanding, up to 583,333 Class B ordinary shares of which are subject to forfeiture if the underwriters do not exercise their over-allotment option. The purpose of the formula included in the definition of Class B Director Threshold is to track the number of Class B ordinary shares and Class L ordinary shares that will be outstanding following the Offering. For example:

•	If the underwriters do not exercise any portion of their over-allotment option, there will be 35,000,000 Public Shares (as defined in the Charter) issued and outstanding following the consummation of the Offering and, as described above, the Class L Conversion Amount would equal 2,777,777.75. Accordingly, the definition of Class B Director Threshold would equal (3,888,889 + (2,777,777.75 x 4) = 15,000,000, which would equals the sum of Class B ordinary shares plus Class L ordinary shares issued and outstanding following the consummation of the Offering after giving effect to the required forfeiture of Class B ordinary shares and Class L ordinary shares.

•	If the underwriters exercise their over-allotment option in-full, there will be 40,250,000 Public Shares (as defined in the Charter) issued and outstanding following the consummation of the Offering and, as described above, the Class L Conversion Amount would equal 3,194,444.5. Accordingly, the definition of Class B Director Threshold would equal (4,472,222 + (3,194,444.5 x 4) = 17,250,000, which would equals the sum of Class B ordinary shares plus Class L ordinary shares issued and outstanding following the consummation of the Offering.

Division of Corporation Finance

September 8, 2020

In no event does the calculation of the Class L Conversion Amount result in a conversion ratio of the Class L ordinary shares greater than one-to-one.

We respectfully advise the Staff that Section 12.3 of the Charter does not provide for a potential anti-dilution adjustment. Section 12.3 of the Charter provides that upon the consummation of a Qualifying Strategic Transaction (as defined in the Charter) the Class L ordinary shares will convert into a number of Class A ordinary shares which, in the aggregate, on an as-converted basis, represent 20% of the sum of the total number of Class A ordinary shares issued and outstanding upon the consummation of the Offering, including the Class A ordinary shares issuable upon conversion of the outstanding Class B ordinary shares and the Class A ordinary shares issuable upon conversion of the Class L ordinary shares. If the adjustment mechanism of Section 12.3 is implemented, the conversion ratio of the Class L ordinary shares would always be less than one-to-one.

* * *

Division of Corporation Finance

September 8, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Babette Cooper

Jennifer Monick

Stacie Gorman

Pam Long

Securities and Exchange Commission